US SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

SEC File No.:  0-18344                                CUSIP Number:  835765 10 8
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                           NOTIFICATION OF LATE FILING

           [X] Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-QSB

                   For the fiscal year ended   December 31, 1997
                                             ---------------------

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification related:

                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant:                               Sooner Holdings, Inc.
                                             -----------------------------------

Former Name if Applicable:                                   N/A
                                             -----------------------------------

Address of Principal Executive
Office:                           2680 W. Interstate 40, Oklahoma City, OK 73108
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                       PART II -- RULES 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-26(b), the following should be completed. (Check box if appropriate.)

           ------- (a)     The reasons  described in  reasonable  detail in Part
                           III of this Form could not be eliminated without unreasonable effort or expense;

[X]        ------- (b)     The subject  annual report will be filed on or before
                           the fifteenth calendar day following the prescribed due date; or the subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date; and

           ------- (c)     The accountant's  statement or other exhibit required
                           by Rule 12b-25(c) has been attached, if applicable.
                                   1 of three
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                              PART III -- NARRATIVE

         State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, or 10-QSB or portion thereof could not be filed within the prescribed time period.

         Arthur Andersen LLP has completed its audit examination of the Company's consolidated financial statements as of December 31, 1997 and for the year then ended. However, the Company is in the final negotiations to acquire a business, which would be a material reportable event for the Company. The Company is anticipating closing this acquisition by the end of March 1998. Accordingly, because of the material nature of the business acquisition, if consummated, the Company desires to include this transaction as a "subsequent event" in its audited financial statements and make full disclosure of the new business acquisition in its MD&A discussion in its Form 10KSB. For this reason, the Company will file the Form 10-KSB late, but within the 15-day time frame prescribed pursuant to 12b-25.


                          PART IV -- OTHER INFORMATION

(1)      Name  and   telephone   number  of  person  to  contact  in  regard  to
         notification:

         R. C. Cunningham II, CEO and President           (405) 236-8332
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                         (Name)                    (Area Code and Telephone No.)

(2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities Exchange Act of 1983) during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) been filed? If answered No, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? [ ] Yes [X] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made;


         N/A
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                              PART V -- SIGNATURES


                              SOONER HOLDINGS. INC.
                              ---------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:            March 27, 1998



                                        By:      /s/  R. C. Cunningham II
                                           -------------------------------------
                                                 R. C. Cunningham II
                                                 CEO and President



                                        By:      /s/ R. C. Cunningham III
                                           -------------------------------------
                                                 R. C. Cunningham III
                                                 Secretary and Treasurer (Chief
                                                   Accounting Officer)
                                   3 of three